J.P. MORGAN EXCHANGE-TRADED FUND TRUST

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

December 15, 2015

Mary Ann Dobelbower

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	J.P. Morgan Exchange-Traded Fund Trust (the “Trust”)

JPMorgan Diversified Return Europe Equity ETF and JPMorgan Diversified Return Europe Currency Hedged ETF (the “Funds”)

File Nos. 333-191837, 811-22903

Post-Effective Amendment No. 34

Dear Ms. Dobelbower:

This letter is in response to the comments you and Barry Pershkow provided with respect to the Trust’s Post-Effective Amendment No. 34 (the “Amendment”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into a post-effective amendment to the Trust’s registration statement covering the Funds, which will become effective on or after December 16, 2015.

PROSPECTUS COMMENTS

General Comment

1.	Comment: Please define fund shares as either “Fund Shares” or “Shares” and make consistent across the prospectus.

Response: Fund shares will be defined as “Shares” throughout prospectus.

Risk Return Summaries

Fee Tables

2.	Comment: Please confirm that the contract referenced in footnote 2 to the fee table will be effective for at least 12 months after the effective date of the registration statement.

Response: We confirm that the expense limitation agreement will be in place for at least one year from the effective date of the registration statement.

What are the Fund’s main investment strategies? – Both Funds

3.	Comment: Please explain how derivatives will be valued for the purpose of a Fund’s 80% test.

Response: To the extent the Fund invests in derivatives and includes them in its 80% test, they will be valued in a manner that the Fund believes reflects the economic exposure that the instrument creates as part of the Fund’s portfolio, which may be valued based on market value, notional value or another value depending on the derivative being valued. This would be applicable for the JPMorgan Europe Currency Hedged ETF. For the JPMorgan Europe Equity ETF, derivatives are not currently included in the 80% of the Fund’s assets that are monitored to determine whether the Fund meets its name test.

4.	Comment: Please provide supplementally the rules-based methodology for each Fund’s underlying index.

Response: Attached to this letter as Appendix A is the rules-based methodology for the FTSE Developed Europe Diversified Factor Index which will first be published on December 17, 2015. Attached to this letter as Appendix B is the rules-based methodology for a number of FTSE’s global indexes; Section 8.0 describes how FTSE’s currency hedging process operates. The FTSE Developed Europe Diversified Factor Index 100% Hedged to USD Index begins with the FTSE Developed Europe Diversified Factor Index and then incorporates the currency hedging process.

5.	Comment: Please consider including a plain English description of the characteristics used by the underlying index both in each Fund’s summary and in response to Item 9.

Response: The requested change will be made.

6.	Comment: Please confirm supplementally that FTSE is not affiliated with the Funds’ adviser.

Response: We hereby confirm that FTSE is not affiliated with the Funds’ adviser.

7.	Comment: Please provide supplementally the number of authorized participants (“APs”) that the Funds will have.

Response: The Funds will have three APs when they begin operations. A fourth AP agreement is currently in the process of being signed.

8.	Comment: If either underlying index is concentrated geographically or by industry, please disclose that fact as of a recent date. If so, please consider whether to include a concentration risk.

Response: Each of the underlying indexes will be concentrated in developed European securities and “European Risk” disclosure is already included in the prospectus. The indexes are not currently concentrated by industry. In addition, “Concentration Risk” is already included to address the risk with respect to industry concentration risk generally.

9.	Comment: Please consider clarifying how the Diversified Return Europe Equity ETF uses currency forward contracts and whether it is different from the way in which the Diversified Return Europe Currency Hedged ETF uses currency forward contracts.

Response: As indicated in the disclosure, currency forward contracts are used “to seek performance that corresponds to the underlying index.” In addition, we are going to add clarification that the Fund will not use currency forward contracts for hedging.

What are the Fund’s main investment strategies? – JPMorgan Diversified Europe Currency Hedged ETF

10.	Comment: Please consider clarifying the description of the underlying index to include more information on how it chooses its constituents.

Response: We have reviewed the current disclosure and, based on what is already contained in the disclosure, we do not believe that there is a need to include the requested clarification except in response to Comment 4 as described above.

11.	Comment: Please consider clarifying the disclosure to explain that the underlying fund will be rebalanced quarterly.

Response: The requested change will be made.

12.	Comment: Please consider clarifying in the third sentence in the second paragraph that the Fund will invest 80% of its assets in European equity securities, not in equity securities generally.

Response: The requested change will be made.

The Fund’s Main Investment Risks – Both Funds

13.	Comment: Please define the size of mid cap companies for risk purposes.

Response: While we respectfully decline to add a definition of mid cap companies in the risk section, we will add a statement in the strategy section which includes the range of the market capitalizations of the companies in each Fund’s underlying index as of a recent date in order to provide investors with information on the size of the companies in the index.

The Fund’s Main Investment Risks – JPMorgan Diversified Europe Currency Hedged ETF

14.	Comment: Please consider whether to disclose as a principal risk that the underlying index will have lower returns than an “unhedged investment when currencies represented in the Underlying Index are rising relative to the U.S. dollar.”

Response: We have reviewed the current disclosure and believe this risk is addressed in last two sentences of the “Currency Hedging Risk.”

More About the Funds

15.	Comment: Under “ Additional Investment Strategies,” please clarify whether foreign currency forward contracts are a principal strategy for either Fund.

Response: We will revise the disclosure to clarify that that while each Fund may use foreign currency forward contracts as part of its principal strategy, each Fund may also use them as an additional strategy for cash management.

16.	Comment: Please clarify in the third paragraph under “Investment Risks” that the strategies not described in the Item 9 disclosure are not principal strategies.

Response: The requested changes will be made.

17.	Comment: Please revise the “Fluctuation of NAV and Premium/Discount Risk” as discussed with Ms. Dobelbower and Mr. Pershkow.

Response: The disclosure has been revised to emphasize the risk that shares may trade at a premium or discount to a Fund’s net asset value and the risk of an absence of an active trading market.

18.	Comment: Please revise the last sentence of the second paragraph under “Index Tracking Risk” to explain that the Funds’ ability to track the “performance” of their underlying indexes may be affected by fair valuation.

Response: The requested change will be made.

19.	Comment: Please consider, if accurate, whether to clarify in the “Investments in the Underlying Fund Risk” that the underlying securities of the index could be purchased more cheaply than purchasing the underlying fund.

Response: The requested disclosure has been added.

Index Construction

20.	Comment: Please consider disclosing the FTSE index upon which each underlying index is based.

Response: The requested change will be made.

21.	Comment: Please consider whether to define the factors which are used to select securities in the underlying index.

Response: We will incorporate this change by referring back to the earlier disclosure.

22.	Comment: For the FTSE Developed Europe Diversified Factor 100% Hedged to USD Index, please disclose that the equity securities in the index are the same as those in the FTSE Developed Europe Diversified Factor Index plus the effect of currency hedging.

Response: The requested change will be made.

23.	Comment: Please consider revising the term “forward interpolated rates” to explain the concept in plain English.

Response: The requested change will be made.

Risk and Reward Elements for the Funds

24.	Comment: In the first bullet in the third column for “Foreign and other market conditions affecting equity securities,” please clarify that the money market funds are not being used as temporary defensive positions.

Response: We have reviewed the disclosure and determined to remove the reference to the money market funds because we believe this topic has been covered earlier in the prospectus and does not need to be included here as well.

In connection with your review of the Amendment, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), if any, or changes to disclosure in response to Staff comments, if any, in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 901-1370.

Sincerely,

/s/ Elizabeth A. Davin

Elizabeth A. Davin

Assistant Secretary

Appendix A

Ground Rules

FTSE Developed Europe Diversified Factor Index v1.0

ftserussell.com	December 2015

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Section 1

I ntroduction

1.0	Introduction

1.1	This document sets out the Ground Rules for the construction and management of the FTSE Developed Europe Diversified Factor Index. Copies of the Ground Rules are available from www.ftserussell.com.

1.2	The FTSE Developed Europe Diversified Factor Index is designed to reflect the performance of stocks representing a diversified set of characteristics. Constituents are selected based on a composite score. The composite score spans Value, Quality and Price Momentum characteristics.

1.3	These Ground Rules should be read in conjunction with the FTSE Global Equity Index Series Ground Rules and the FTSE Corporate Actions and Events Guide for Non Market Cap Weighted Indexes which is available at www.ftserussell.com. Unless stated in these Ground Rules, the FTSE Developed Europe Diversified Factor Index will follow the same process as the FTSE Global Equity Index Series.

1.4	A Price Index, Total Return Index and Net of Tax Index will be calculated in real-time and published in US dollars for the FTSE Developed Europe Diversified Factor Index. The Total Return and Net of Tax Indexes include income based on ex dividend adjustments.

1.5	The Net of Tax Total Return Index is calculated based on the maximum withholding tax rates applicable to dividends received by institutional investors who are not resident in the same country as the remitting company and who do not benefit from double taxation treaties.

1.6	FTSE Russell

FTSE Russell is a trading name of Frank Russell Company (FRC), FTSE International Limited (FTSE) and FTSE TMX Global Debt Capital Markets, Inc. (FTSE TMX). FRC, FTSE and FTSE TMX are each benchmark administrators of indexes. References to FTSE Russell should be interpreted as a reference to the relevant benchmark administrator for the relevant index.

1.7	Statement of Principles for FTSE Russell Non Market Capitalisation Weighted Equity Indexes (the Statement of Principles)

Indexes need to keep abreast of changing markets and the Ground Rules cannot anticipate every eventuality. Where the Ground Rules do not fully cover a specific event or development, FTSE Russell will determine the appropriate treatment by reference to the Statement of Principles which summarises the ethos underlying FTSE Russell’s approach to index construction. The Statement of Principles is reviewed annually and any changes proposed by FTSE Russell are presented to the FTSE Russell Policy Group for discussion before approval by FTSE Russell’s Governance Board.

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The Statement of Principles can be accessed using the following link: http://www.ftse.com/Statement_of_Principles_Non-Market_Cap_Equity_Indexes.pdf

1.8	FTSE Russell hereby notifies users of the index that it is possible that circumstances, including external events beyond the control of FTSE Russell, may necessitate changes to, or the cessation of, the index and therefore, any financial contracts or other financial instruments that reference the index should be able to withstand, or otherwise address the possibility of changes to, or cessation of, the index.

1.9	Index users who choose to follow this index or to buy products that claim to follow this index should assess the merits of the index’s rules-based methodology and take independent investment advice before investing their own or client funds. No liability whether as a result of negligence or otherwise is accepted by FTSE Russell (or any person concerned with the preparation or publication of these Ground Rules) for any losses, damages, claims and expenses suffered by any person as a result of:

•	any reliance on these Ground Rules, and/or

•	any errors or inaccuracies in these Ground Rules, and/or

•	any non-application or misapplication of the policies or procedures described in these Ground Rules, and/or

•	any errors or inaccuracies in the compilation of the index or any constituent data.

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Section 2

M anagement responsibilities

2.0	Management responsibilities

2.1	FTSE International Limited (FTSE)

2.1.1	FTSE will maintain records of the market capitalisation of all constituents and will make changes to the constituents and their weightings in accordance with the Ground Rules. FTSE will carry out reviews and implement the resulting constituent changes as required by the Ground Rules.

2.1.2	Changes to constituent weightings will be made by FTSE in accordance with the Ground Rules. FTSE is responsible for publishing and keeping a record of all changes to constituent weightings.

2.1.3	FTSE is responsible for monitoring the performance of the FTSE Developed Europe Diversified Factor Index throughout the day and will determine whether the status of the Index should be Firm, Closed, Indicative or Held (see Appendix B).

2.1.4	These Ground Rules set out the methodology and provide information about the publication of the FTSE Developed Europe Diversified Factor Index.

2.2	Amendments to these Ground Rules

2.2.1	These Ground Rules shall be subject to regular review by FTSE Russell to ensure that they continue to meet the current and future requirements of investors and other index users. The review process will include consultation on any proposed changes with the FTSE Russell Governance Board.

2.2.2	As provided for in Rule 1.7, where FTSE Russell determines that the Ground Rules are silent or do not specifically and unambiguously apply to the subject matter of any decision, any decision shall be based as far as practical on the Statement of Principles. After making any such determination, FTSE Russell shall advise the market of its decision at the earliest opportunity. Any such treatment will not be considered as an exception or change to the Ground Rules, or to set a precedent for future action, but FTSE Russell will consider whether the Ground Rules should subsequently be updated to provide greater clarity.

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Section 3

Queries, complaints and appeals

3.0	Queries, complaints and appeals

A constituent or prospective constituent company (or professional advisor acting on behalf of the company), a national organisation or a group of no fewer than ten users of the index from different organisations acting in their professional capacity may appeal against decisions taken by FTSE Russell.

FTSE Russell’s complaints procedure can be accessed using the following link: http://www.ftse.com/products/downloads/Queries_and_Complaints_Policy.pdf

FTSE Russell’s Appeal Process can be accessed using the following link: http://www.ftse.com/products/downloads/Appeals_Against_Decisions.pdf

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Section 4

Eligible securities

4.0	Eligible securities

4.1	Constituents of the FTSE Developed Europe Index excluding Greece, at the open on the first business day following the third Friday of the review month, are eligible for inclusion in the FTSE Developed Europe Diversified Factor Index.

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Section 5

I ndividual factors and composite factor construction

5.0	Individual factors and composite factor construction

5.1	Factors

The three characteristics are constructed from the following six factors; Earnings Yield; Book to Price; Dividend Yield; Low Volatility; Return-on-Equity and Risk Adjusted Momentum.

5.2	Unavailable Factor Data

Any security with an unavailable factor value (with the exception of dividend yield) is deemed ineligible and excluded from the ranking procedure and security selection.

The dividend yield of any security which is unavailable is set to zero.

5.3	Liquidity Screen

5.3.1	Only securities with sufficient liquidity are included in the ranking procedure. Any security that is not an existing security in the FTSE Developed Europe Diversified Factor Index is excluded from the ranking procedure if its liquidity (see 6.4.1) is less than the Minimum Liquidity (see 6.4.2).

5.4	Multiple Lines

5.4.1	If a company consists of multiple lines, only one eligible line is included in the ranking procedure.

If the line is an existing security in the FTSE Developed Europe Diversified Factor Index it remains the eligible line, otherwise the eligible line is the most liquid line (see 5.3).

5.5	Ranking

Eligible securities are ranked within each ICB Industry by factor and characteristic. Ranking follows a two-step procedure:

1)	Rank using a fractional ranking scheme, whereby tied ranks are given the average rank of these securities if they were not tied.

2)	Transform ranks to a score between 0 and 1, where the lowest score is the most attractive:

Score = Rank / (No. Eligible Stocks in Industry +1)

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5.6	Value Score

a)	Earnings Yield = Latest 12 month rolling Net Income / Market Capitalisation

b)	Book to Price = Latest Book Value / Market Capitalisation

c)	Dividend Yield = Latest Trailing 12 month Dividend / Market Capitalisation x 100

Eligible securities are ranked independently by earnings yield, book to price and dividend yield according to 5.5. Eligible securities are re-ranked on their overall value score, where the overall score is the average of the individual value factor scores.

5.7	Quality Score

a)	Return-on-Equity = Latest 12 month rolling Net Income / Average Shareholder’s Equity x 100

b)	Low Volatility = Inverse of the standard deviation of local daily total returns over a one year period

Securities with fewer than 200 daily price observations are excluded from the low volatility factor ranking and deemed ineligible for security selection (see Rule 5.2).

Eligible securities are ranked independently by return-on-equity and low volatility according to the process noted in Rule 5.5. Eligible securities are re-ranked by overall quality score, where the overall score is the average of the individual quality factor scores.

5.8	Momentum Score

Momentum is calculated as the one year total return in local currency divided by the standard deviation of daily local returns over one year. Securities with fewer than 200 daily price observations are excluded from the momentum ranking procedure.

Momentum =	% local return
standard deviation of daily local return

Eligible securities are ranked by momentum according to Rule 5.5.

5.9	Composite Score

5.9.1	The composite score is the average of the quality, value and momentum scores detailed in Rules 5.6-5.8. Each security is ranked by composite score within each industry according to the process detailed in Rule 5.5.

5.10	Index Back-Histories

5.10.1	In order to simulate the availability of factor data prior to the December 2015 launch date of the FTSE Developed Europe Diversified Factor Index, all index reviews prior to this date utilise fundamental data that is lagged by a period of three months. Each component used in the quality and value factors detailed in Rules 5.5 and 5.6 incorporates twelve month net income and book value measures that were available three months prior to the data cut-off date.

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Section 6

P eriodic review of constituents

6.0	Periodic review of constituents

6.1	Review Dates

6.1.1	The FTSE Developed Europe Diversified Factor Index will be reviewed quarterly in March, June, September and December, based on data as at the close of business on the last trading day of the previous month.

6.1.2	Changes arising from the quarterly reviews are announced on the Wednesday after the first Friday of the review month. The review will be implemented after the close of business on the third Friday (i.e. effective on the subsequent business day) of the review month.

6.2	Industry Risk Weights

6.2.1	At each quarterly review, industry risk weights are determined for the ten ICB Industry components of the FTSE Developed Europe index. Risk weights are calculated using the inverse volatility (standard deviation) based on three years of daily USD total returns.

6.2.2	Unless specifically detailed in this document, all aspects of the maintenance and calculation of each FTSE Developed Europe ICB Industry indexes follow the FTSE Global Equity Index Series Ground Rules which are available at www.ftserussell.com.

6.3	Index Parameters

6.3.1	The following parameters determine the quarterly index reviews.

6.3.2	The index free float market capitalisation in USD. This is the free float market capitalisation in USD of the FTSE Developed Europe Index as at the cut-off date adjusted forward to the review effective date.

6.3.3	Notional Index Size = Index Free Float Market Capitalisation in USD x 0.001217

Where 0.001217 = $10 billion / $8,217,732,399,408.78 and the value $8,217,732,399,408.78 is the free float market capitalisation in USD of FTSE Developed Europe Index as at 31 August 2015 adjusted for corporate actions to 21 September 2015.

6.3.4	The Delete Threshold is a composite score initially set to 0.8.

6.3.5	The Add Threshold is a composite score initially set to 0.7.

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6.3.6	The Maximum Permitted Weight Change is defined as 0.5 x (Liquidity / Notional Index Size), where liquidity is defined in Rule 6.4 and the Notional Index Size is defined in Rule 6.3.3.

6.3.7	The Permitted Weight Change is initially equal to the Maximum Permitted Weight Change.

6.4	Liquidity

6.4.1	Liquidity is defined as the median daily trading volume over the 22 days prior to the data cut-off date multiplied by the price as of the cut-off date.

6.4.2	The Minimum Liquidity is defined as 0.05% x Notional Index Size (Rule 6.3.3).

6.5	Security Deletions and Reductions in Excess Security Weight

6.5.1	The weight of a constituent of the FTSE Developed Europe Diversified Factor Index that is removed from the FTSE Developed Europe Index as of the Review effective date is set to zero.

6.5.2	After the application of Rule 6.5.1, the weight of any constituent of the FTSE Developed Europe Diversified Factor Index with a composite score greater than the Delete Threshold or is unavailable is set to zero.

6.5.3	After the application of Rule 6.5.2, the weight of any constituent of the FTSE Developed Europe Diversified Factor Index that is greater than 2.5% is reduced to 2.5%.

6.5.4	After the application of Rule 6.5.3, the weight of any constituent of the FTSE Developed Europe Diversified Factor Index that is greater than 8 x Maximum Permitted Weight Change is reduced to either 8 x Maximum Permitted Weight Change or by a maximum of 2 x Maximum Permitted Weight Change minus the change in weight in Rule 6.5.3, where the Maximum Permitted Weight Change is defined in Rule 6.3.6.

6.6	Mechanism for Achieving Industry Risk Weights

6.6.1	The mechanism detailed in Rule 6.6 is applied within each ICB industry following the application of Rule 6.5.

6.6.2	Tied composite scores are resolved by selecting the most liquid entity first. (Liquidity is defined in Rule 6.4.)

6.6.3	Within each overweight industry of the FTSE Developed Europe Diversified Factor Index, the weights of constituents with the largest composite scores that are greater than the add threshold are reduced to attain the target industry risk weights described in Rule 6.2 subject to a maximum weight change of:

1 x Permitted Weight Change

6.6.4	After the application of Rule 6.6.3, within each overweight industry of the FTSE Developed Europe Diversified Factor Index, the weights of constituents with the largest composite scores are reduced to attain the target industry risk weights described in Rule 6.2 subject to a maximum weight change of:

Minimum (1 x Permitted Weight Change, Constituent Weight - Equal Weight)

Where Equal Weight = Target Industry Risk Weight / Number of Industry constituents with composite Score less than or equal to the add threshold.

Only constituents with a weight greater than the equal weight have their weight reduced.

6.6.5	After the application of Rule 6.6.4, within each overweight industry of the FTSE Developed Europe Diversified Factor Index, the weights of constituents are reduced to attain the target industry risk weights described in Rule 6.2 by a factor of:

Target Industry Weight / Current Industry Weight

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6.6.6	Within each underweight industry category of the FTSE Developed Europe Diversified Factor Index, the weights of constituents with the lowest composite scores less than or equal to the add threshold are increased to attain the target industry risk weights described in Rule 6.2 subject to a maximum weight change of:

1 x Permitted Weight Change

Such that no constituent has a weight greater than:

Minimum (Equal Weight, 4 x Maximum Permitted Weight Change, 2%)

Where Equal Weight = Target Industry Risk Weight / Number of Industry Constituents with composite Score less than or equal to the add threshold.

New constituents must have a Maximum Permitted Weight Change greater or equal to 0.1% to be eligible for selection.

6.6.7	After the application of Rule 6.6.6, within each underweight industry of the FTSE Developed Europe Diversified Factor Index, the weights of constituents with the lowest composite scores that are less than or equal to the Add Threshold are increased to attain the target industry risk weights described in Rule 6.2 subject to a maximum weight change of:

1 x Permitted Weight Change

Such that no constituent has a weight greater than:

Minimum (4 x Maximum Permitted Weight Change, 2%)

6.6.8	After the application of Rule 6.6.7, within each underweight industry of the FTSE Developed Europe Diversified Factor Index, the weight of each industry constituent is increased to attain the target industry risk weights described in Rule 6.2 by a factor of:

If (Target Industry Weight – Current Industry Weight) <= 50 basis points then

Target Industry Weight / Current Industry Weight

Else if (Target Industry Weight – Current Industry Weight) > 50 basis points then

(Target Industry Weight – 50 basis points) / Current Industry Weight

6.6.9	The application of Rules 6.5.3, 6.5.4, 6.6.3, 6.6.4, 6.6.6 and 6.6.7 reduces the Permitted Weight Change (Rule 6.3.7) subject to a minimum of zero (no further weight changed permitted).

6.6.10	After the application of Rules 6.5, 6.6.1 to 6.6.9 index weights may sum to less than unity. The outstanding weight is redistributed across constituents in industries that have attained the target industry risk weights described in Rule 6.2 in proportion to industry risk weight by the factor:

(1 + Outstanding Weight / Total weight of industries that have attained the target risk weight)

If no industries have attained the target risk weight, the outstanding weight is redistributed across all the industries such that the weight of each industry constituent is increase by a factor of:

1 / Total current weight of the index

6.6.11	If the two-way turnover generated by the application of Rules 6.5 and 6.6.1 to 6.6.10 is greater than 20% then the delete threshold is raised by 0.05 and Rules 6.5 and 6.6.1 to 6.6.10 are reapplied. This process is repeated until a two-way turnover of 20% or less is achieved or the delete threshold equals one.

6.6.12	If after application of Rule 6.6.11 the delete threshold equals one and the two-way turnover is still greater than 20%, the turnover is accepted at this level.

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6.7	Initial FTSE Developed Europe Diversified Factor Index

6.7.1	The index was initiated at the March 2001 quarterly review applying Rules 6.4, 6.6.6 to 6.6.10 with a Maximum Permitted Weight Change of 2 x (Liquidity / Notional Index Size), where liquidity is defined in Rule 6.4 and the Notional Index Size is defined in Rule 6.3.3.

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Section 7

Changes to constituent companies

7.0	Changes to constituent companies

7.1	Intra-review Additions

7.1.1	Additions to the FTSE Europe Developed Index will be considered for inclusion in the FTSE Developed Europe Diversified Factor Index at the next quarterly review.

7.2	Intra-review Deletions

7.2.1	A constituent will be removed from the FTSE Developed Europe Diversified Factor Index if it is removed from the FTSE Developed Europe Index. The deletion will be concurrent with its deletion from the FTSE Developed Europe Index and its weight will be distributed pro-rata amongst the remaining constituents in the FTSE Developed Europe Diversified Factor Index.

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Section 8

Corporate actions and events

8.0	Corporate actions and events

8.1	If a constituent has a stock split, stock consolidation, rights issue, bonus issue, a change in the number of shares in issue or a change in free float, the constituent’s weighting in the FTSE Developed Europe Diversified Factor Index will remain unchanged pre and post such an event.

8.2	Full details of changes to constituent companies due to corporate actions and events can be accessed in the FTSE Corporate Actions and Events Guide for Non Market Cap Weighted Indexes using the following link:

www.ftse.com/FTSE_Corporate_Actions_&_Events_Guide_Non_Mkt_Cap_Weighted_Indexes.pdf

A Corporate ‘Action’ is an action on shareholders with a prescribed ex date. The share price will be subject to an adjustment on the ex date. These include the following:

•	Capital Repayments

•	Rights Issues/Entitlement Offers

•	Stock Conversion

•	Splits (sub-division) / Reverse splits (consolidation)

•	Scrip issues (Capitalisation or Bonus Issue)

A Corporate ‘Event’ is a reaction to company news (event) that may impact the index depending on the index rules. For example, a company announces a strategic shareholder is offering to sell their shares (secondary share offer) – this could result in a free float weighting change in the index. Where an index adjustment is required FTSE Russell will provide notice advising of the timing of the change.

8.3	Suspension of Dealing

Suspension of Dealing rules can be found within the FTSE Corporate Actions and Events Guide for Non Market Cap Weighted Indexes.

8.4	Takeovers, Mergers and Demergers

The treatment of takeovers, mergers and demergers can be found within the FTSE Corporate Actions and Events Guide for Non Market Cap Weighted Indexes.

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Section 9

I ndexes algorithm and calculation method

9.0	Indexes algorithm and calculation method

9.1	Prices

9.1.1	The FTSE Developed Europe Diversified Factor Index will use actual last trade prices, where available.

9.2	Calculation Frequency

9.2.1	The FTSE Developed Europe Diversified Factor Index will be calculated on a real-time basis.

9.3	Index Calculation

9.3.1	The FTSE Developed Europe Diversified Factor Index is calculated using the algorithm described below:

Where,

•	i=1, 2, ..., N

•	N is the number of securities in the index.

•	pi is the latest trade price of the component security (or the price at the close of the Index on the previous day).

•	ei is the exchange rate required to convert the security’s currency into the index’s base currency.

•	si is the number of shares in issue used by FTSE Russell for the security, as defined in these Ground Rules.

•	fi is the Investability Weighting Factor to be applied to a security to allow amendments to its weighting, expressed as a number between 0 and 1, where 1 represents a 100% free float. This factor is published by FTSE Russell for each security in the underlying index.

•	ci is the Weighting Factor to be applied to a security to correctly weight that security in the index. This factor maps the investable market capitalisation of each stock to a notional market capitalisation for inclusion in the index.

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•	d is the divisor, a figure that represents the total issued share Capital of the index at the base date. The divisor can be adjusted to allow changes in the issued share Capital of individual securities to be made without distorting the index.

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Appendix A: Index opening and closing hours

Index	Open	Close

FTSE Developed Europe Diversified Factor Index

Monday to Friday	00:30	21:10

Notes:

1.	All times are UK Time.

2.	Reuters real time exchange rates are used in the real-time index calculations.

3.	Exchange rates used in the End of Day calculations are WM/Reuters Closing Spot Rates™, collected at 16:00 London time.

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Appendix B: Status of index

A Price Index, Total Return Index and Net of Tax Index will be calculated on a real-time basis in US Dollars. The FTSE Developed Europe Diversified Factor Index may exist in the following states.

A)	Firm

The index is being calculated during Official Market Hours (see Appendix A). No message will be displayed against the index value.

B)	Closed

The index has ceased all calculations for the day. The message ‘CLOSE’ will be displayed against the index value calculated by FTSE Russell.

C)	Held

During Official Market Hours, an index has exceeded pre-set operating parameters and the calculation has been suspended pending resolution of the problem. The message ‘HELD’ will be displayed against the last index value calculated by FTSE Russell.

D)	Indicative

If there is a system problem or situation in the market that is judged to affect the quality of the constituent prices at any time when the Index is being calculated, the index will be declared indicative (e.g. normally where a ‘fast market’ exists in the equity market). The message ‘IND’ will be displayed against the index value calculated by FTSE Russell.

The official opening and closing hours of the FTSE Developed Europe Diversified Factor Index are set out in Appendix A. Variations to the official hours of the index will be published by FTSE Russell.

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Appendix C: Further information

A Glossary of Terms used in FTSE Russell’s Ground Rule documents can be found using the following link: http://www.ftse.com/products/downloads/Glossary.pdf

Further information on the FTSE Developed Europe Diversified Factor Index Series is available from FTSE Russell.

For contact details please visit the FTSE Russell website or contact FTSE Russell client services at info@ftse.com.

Website: www.ftserussell.com

© 2015 London Stock Exchange Group companies. All rights reserved.

The FTSE Developed Europe Diversified Factor Index is calculated by FTSE International Limited “FTSE” or its agent. All rights in the Index Series vest in FTSE.

London Stock Exchange Group companies includes FTSE International Limited (“FTSE”), Frank Russell Company (“Russell”), MTS Next Limited (“MTS”), and FTSE TMX Global Debt Capital Markets Inc. (“FTSE TMX”). All rights reserved.

“FTSE®”, “Russell®”, “MTS®”, “FTSE TMX®” and “FTSE Russell” and other service marks and trademarks related to the FTSE or Russell indexes are trade marks of the London Stock Exchange Group companies and are used by FTSE, MTS, FTSE TMX and Russell under licence.

All information is provided for information purposes only. Every effort is made to ensure that all information given in this publication is accurate, but no responsibility or liability can be accepted by the London Stock Exchange Group companies nor its licensors for any errors or for any loss from use of this publication.

Neither the London Stock Exchange Group companies nor any of their licensors make any claim, prediction, warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the FTSE Developed Europe Diversified Factor Index or the fitness or suitability of the Index for any particular purpose to which it might be put.

The London Stock Exchange Group companies do not provide investment advice and nothing in this document should be taken as constituting financial or investment advice. The London Stock Exchange Group companies make no representation regarding the advisability of investing in any asset. A decision to invest in any such asset should not be made in reliance on any information herein. Indexes cannot be invested in directly. Inclusion of an asset in an index is not a recommendation to buy, sell or hold that asset. The general information contained in this publication should not be acted upon without obtaining specific legal, tax, and investment advice from a licensed professional.

No part of this information may be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without prior written permission of the London Stock Exchange Group companies. Distribution of the London Stock Exchange Group companies’ index values and the use of their indexes to create financial products require a licence with FTSE, FTSE TMX, MTS and/or Russell and/or its licensors.

The Industry Classification Benchmark (“ICB”) is owned by FTSE. FTSE does not accept any liability to any person for any loss or damage arising out of any error or omission in the ICB.

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Appendix B

Guide to Calculation

FTSE Global Equity Index Series

v3.0

ftserussell.com	October 2015

FTSE Russell

FTSE Russell is a trading name of Frank Russell Company (FRC), FTSE International Limited (FTSE) and FTSE TMX Global Debt Capital Markets, Inc. (FTSE TMX). FRC, FTSE and FTSE TMX are each benchmark administrators of indexes. References to FTSE Russell should be interpreted as a reference to the relevant benchmark administrator for the relevant index.

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Section 1

Purpose of the guide

1.0	Purpose of the guide

  The aims of the guide are:

A.	to describe how the indexes are calculated;

B.	to facilitate users replication of the indexes in order to support their investment and trading activities;

C.	to assist users in understanding the factors which influence the performance of the indexes.

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Section  2

Definition of terms

2.0	Definition of terms

Throughout this guide, the following terms are used. Subscripts i,j,k and t refer to individual securities, countries, regions and time respectively.

n	: The number of index constituents

Pi,t	: The price of stock i in local currency on day t

: The price of stock i at t-1 in local currency adjusted for corporate actions effective on day t

di,t	: Dividend per share of stock i in local currency on day t

Tit	: Net of tax dividend adjustment for stock i on day t

: 12 month trailing dividend per share of stock i on day t

dyi,t	: 12 month trailing dividend yield of stock i on day t

si,t	: Shares in issue of stock i on day t

ri,t	: Restricted shares in issue of stock i on day t

nri,t	: Non-restricted shares in issue of stock i on day t

fi,t	: Free float percentage of ordinary shares in issue of stock i on day t

: Free float percentage of ordinary shares in issue after the application of buffers of stock i on day t

fori,t	: Foreign ownership restriction applicable to stock i on day t

iwi,t	: Investable weight of stock i on day t

ei,t	: WM/Reuters 4pm London time exchange rate applicable to security i on day t

ei,t-1	: WM/Reuters 4pm London time exchange rate applicable to security i on day t-1.

TRIt	: Total return index of index on day t

TRIt-1	: Total return index of index on day t-1

CIt	: Capital return index on day t

CIt-1	: Capital return index on day t-1

Mt	: Aggregate index market value on day t

: Aggregate index market value on day t-1 adjusted for corporate actions effective on day t

Dt	: Aggregate or index level dividend on day t

DYt	: 12 month trailing index level dividend yield on day t

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Section  3

Capital return indexes

3.0	Capital return indexes

3.1	The FTSE Global Equity Index Series is arithmetic weighted index series where the weights are the free float market capitalisation of each constituent company. The free float market capitalisation of each constituent company consists of shares-in-issue multiplied by the share price multiplied by a free float factor (and any applicable foreign ownership restriction). The price index is the summation of the free float adjusted market value (or capitalisation) of all companies within the index divided by the divisor (see 3.2). A given percentage price change will, therefore, have a larger effect on the index for a larger company than a smaller one.

3.2	Divisor Adjustment

The index value is a number relating the total market value of all companies within the index at a particular point in time to the total market value of the index constituents at the index start or base date.

The daily index value is calculated by dividing the total market value of all constituent companies by the divisor. The divisor is an arbitrary number chosen to fix the index starting or base value. The divisor is adjusted to reflect capitalisation amendments to the constituents of the index, thereby allowing index values to remain comparable through time.

and

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The following example illustrates the adjustment to the index divisor to reflect a capital repayment of USD 0.7 for Company A:

Step 1 Index at close

Company	Share Price ($)	Shares-in Issue (m)	Free Float Factor	Free Float Market Value ($m)
A	2.83	61,443	1.00	173,883.69
B	5.88	22,579	1.00	132,764.52
C	9.45	9,229	1.00	87,214.05
Total Market Value				393,862.26

Index Value	=	Total Market Value

		Index Divisor

100.5	=	393,862.26

		3,918.3

Step 2 Adjust company A share price by USD 0.7

Company	Share Price ($)	Shares-in Issue (m)	Free Float Factor	Free Float Market Value ($m)
A	2.13	61,443	1.00	130,873.59
B	5.88	22,579	1.00	132,764.52
C	9.45	9,229	1.00	87,214.05
				350,852.16

Step 3 Calculate New Divisor

New Divisor=	New Market Value
Index Value

New Divisor=	350,852.16	=3491.07
100.5

Whilst the calculation of indexes is straightforward, the determination of the capitalisation of each constituent company and any capitalisation adjustments applied to the index is more complex. An arbitrary value (e.g. 1000) is chosen as the initial or base index value. On the base date the divisor is calculated as the aggregate market capitalisation of the index constituents divided by the base index value. In order to prevent discontinuities in the index as a result of corporate actions or changes in constituents, the divisor is adjusted for any capital changes in the index constituents.

The adjustment used by FTSE is based on the Paasche methodology which adjusts the index divisor as of the close on the day before a corporate action is effective. The implication of such adjustments for portfolio managers wishing to track the index is that they need to either invest or realise cash at the market open on the day the corporate action is effective. In practice, portfolio managers will sell/invest at the previous day’s close.

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Section 4

Total return indexes

4.0	Total return indexes

Total return indexes measure the performance of capital plus reinvested dividend income.

4.1	Ex-Dividend Adjustment

The ex-dividend (XDt) adjustment represents the value of dividends declared by constituent companies on the XD date (t) expressed in index points.

The XD adjustment is applied to the capital index prior to the market open on the XD date and reflects the total value of dividends due on that date. The full amount of the dividend is reinvested at the adjusted (capital) index level.

4.2	The aggregate or index level cash dividend (Dt) represents the total dividend payments of all index constituents on day t. An adjustment may be applied to reflect country specific tax treatments applicable to dividends. Contact FTSE for further information on applicable tax rates.

A currency conversion is applicable only to dividends paid in a currency other than that of the base currency of the index.

4.3	The market value of one index point is equal to the divisor since:

The aggregate dividend adjustment can therefore be expressed in terms of index points:

XDt =	Dt
Divisort

4.4	The net of tax dividend adjustment of stock i is calculated as:

Ti,t = 1 – withholding tax rate t

Where the withholding tax rate at time t is applicable to dividends received by institutional investors who are not resident in the same country as the remitting company and who do not benefit from double taxation treaties.

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4.5	Calculation of Total Return Indexes (TRI)

4.5.1	The Total Return Index (TRI) measures the total return on the underlying index, combining capital performance and reinvested income. TRIs are calculated using declared dividends. In practice, there is a timing delay between the XD date and the receipt of dividends (payment date). It is preferable to assume all income is reinvested on the XD date rather than incur the complications of allowing a time lag before reinvestment of the declared dividends on the payment date. The formula for calculation of the current day’s TRI based on the previous day’s TRI and the XD adjustment is shown below:

The total return index calculation may be expressed as:

TRIt = TRIt–1 × CIt / (CIt–1 – XDt)

4.6	The following table illustrates the calculation of a total return index.

		Capital Index (CI)	XD Adjust (XD)	TRI

Day 1		3190	-	1000.00*
Day 2		3200	-	1003.13
Day 3		3220	5	1010.98

* Starting value

Where no XD adjustment occurs

TRI	=	Previous TRI	x	Today’s CI
	=			Previous

Day 2 TRI	=	1000.00	x	3200
				3190
	=	1003.13

		Where no XD adjustment occurs

TRI	=	Previous TRI	x	Today’s CI
				(Previous CI – XD)

Day 3 TRI	=	1003.13	x	3220
				(3220 – 5)
	=	1010.98

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Section 5

Dividend yield

5.0	Dividend yield

Dividend yield is a widely used measure of the income return on a stock or index. In calculating the dividend yield of an index, the number of the shares in issue of each index constituent is adjusted for free float. The yield calculation reflects dividends declared by a company, i.e. with no allowance for tax credits in the previous 12 months.

5.1	Stock Level Dividend Yield: dyi,t

The annual stock level dividend yield of stock i:

Where and pi,t are the annual trailing dividend and stock price of stock i at time t respectively. Note for the Americas d_(i,t)^12 is the annualised most recently reported quarterly dividend.

5.2	Index Level Dividend Yield: DYt

The index level dividend yield in percent is:

5.3	Index Level Net of Tax Dividend Yield: DYTt

The index level net of tax dividend yield in percent is:

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Section 6

Free float and investable weighting

6.0	Free float and investable weighting

Free float is the proportion of shares in issue that are deemed to be tradable. The investable weight of a stock is the more restrictive of free float and any applicable foreign ownership restriction. A buffer of +/-3% is applied to limit changes to investable weights.

ri,t=si,t-nri,t

fi,t=1-ri,t/si,t

Δi,t=fi,t-iwi,t-1 ; rounded to nearest integer

The investable weight of a stock i is adjusted if its foreign headroom falls below a certain level.

FTSE defines “foreign headroom” as the percentage of shares available to foreign investors as a proportion of the underlying investability weight.

The investability weight of a stock is adjusted by the foreign headroom in increments of 10% at the quarterly reviews.

iwi,t = iwi,t × 0.9

Further information on the definitions of free float and foreign headroom can be found in the document “Free Float Restrictions” and FTSE Global Equity Index Series Ground Rules, respectively.

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Section 7

FTSE Global Equity Index Series algorithms

7.0	FTSE Global Equity Index Series algorithms

7.1	Country and Regional Indexes

Regional indexes and single country indexes may consist of individual securities denominated in a range of currencies, necessitating the conversion of stock prices to a common currency.

Where

The US dollar index may also be derived as:

Where is country index j expressed in another currency (x) and is the currency x to USD exchange rate on the index base date. Note the exchange rate is expressed in units of x per dollar.

Similarly, a pound sterling index may be derived as:

or

Where is the number of USD dollars per pound sterling at time t.

7.2	Local Currency Country Indexes

Local currency country indexes are indexes in which the effect of currency is removed. They are calculated in a similar manner to country indexes, with the price of all stocks converted to a common domestic currency. For example, USD denominated stocks within the Hong Kong and Russia country indexes are converted to Hong Kong Dollars and Roubles respectively.

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Where

The currency effect is removed by holding exchange rates constant at the previous day’s level.

Where

7.3	Local Currency Regional Indexes

Regional indexes typically consist of constituent stocks are denominated in multiple currencies. The local currency version of such an index removes the effect of currency movements.

7.4	Weighted Average of Local Currency Country Indexes

A regional local currency index may be calculated as the weighted average of the local currency, component country index returns. The country weights are the USD market capitalisations at t-1 adjusted for corporate events effective on day t.

Where

Equivalently, a regional local currency index may be calculated by aggregating the local market capitalisation of each component country after converting to a common currency e.g. USD at a fixed exchange rate between t-1 and t.

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Section 8

FTSE currency hedging algorithms

8.0	FTSE currency hedging algorithms

The FTSE currency hedging methodology allows exposure to the returns of the foreign assets in the index without being exposed to the volatility of the foreign exchange rates.

The Indexes hedge each currency in two stages. The first stage calculates the impact of hedging for each country; the second stage applies this calculation to the hedged index.

Impact of Hedging

The impact of hedging weights each country by market capitalisation and calculates the hedged gain or loss at the current calculation date.

Where: -

Mcap,C M-1	=	Country index market capitalisation at the close of the previous hedging period

HF	=	Hedging Factor (between 0 and 1), this is the proportion of the country to be hedged

SM-1	=	Spot exchange rate at the close of the previous hedging period

St	=	Spot exchange rate at the close of the current calculation date

FIRt	=	Forward interpolated rate at the close of the current calculation date

Please note the FTSE Currency Hedged Indexes are based on a hedging factor of 1, with each underlying country constituent treated as having the same currency as its domestic index.

Hedged Capital Index

The capital hedged index is derived from the unhedged capital index performance (as outlined in the FTSE Global Equity Index Guide to Calculation Methods) and the impact of hedging at the current calculation date.

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Where

HIM-1	=	Hedged Capital Index at the close of the previous hedging period

UI M-1	=	Unhedged Capital Index at the close of the previous hedging period

UI t	=	Unhedged Capital Index at the close of the current calculation date

IHt	=	Impact of hedging at the close of the current calculation date

Hedged Total Return Index

The hedged total return index is derived from the unhedged total return index performance (as outlined in the FTSE Global Equity Index Guide to Calculation Methods) and the impact of hedging at the current calculation date.

Where:

HTRIM-1=    Hedged Total Return Index at the close of the previous hedging period

UTRI M-1 = Unhedged Total Return Index at the close of the previous hedging period

UTRI t = Unhedged Total Return Index at the close of the current calculation date

IHt =    Impact of hedging at the close of the current calculation date

Forward Rates and Spot Rates

FTSE will use one month WM Reuters 16:00 hrs London Time mid price forward rates in its currency hedged indexes calculation. All rates are the last working day of the relevant market month direct USD quotes. Spot rates that are used in the currency hedging calculation are WM/Reuters Closing

Spot Rates	☐, compiled by The WM Company.

Forward Interpolated Rates

Forward interpolated rates enable FTSE to value a forward contract on a particular inter month period. They do this by calculating the spot/forward discount/premium at the beginning of the contract period, and then discount this over the life of the contract.

Where:-

Nd- t=	Number of days left of forward contract

Nd =	Number of days of forward contract

FM-1=	The forward contract (rate) bought at the close of the previous hedging period

SM-1=	Spot rate at the close of the previous hedging period

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In the example below an index has been created that comprises of Canada, and the United States. The example is a capital index in Hong Kong Dollars where each country is 35 per cent hedged into Hong Kong Dollars. The index is based on a period of one calendar month.

Unhedged Index Values (Hong Kong Dollars)
	31-10-2003	14-11-2003	28-11-2003
Unhedged Index	100.0000	99.9985	100.9567

Country Index Market Capitalisation (HKDm)
31-10-2003
Canada	3,350,967.3560
USA	78,576,567.7322

Spot Rates
	31-10-2003	14-11-2003	28-11-2003
CAD/HKD	0.1697	0.1678	0.1674
USD/HKD	0.1288	0.1289	0.1288

Forward Interpolated Rates
	14-11-2003	28-11-2003
CAD/HKD	0.1699	0.1701
USD/HKD	0.1288	0.1289

Impact of Hedging (Inter Month Calculation)

The example below is based on calculating the impact of hedging for the 14th November.

Impact of Hedging =

Where:-

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Forward Interpolated Rates (Inter Month Calculation)

Where: -

Nd-t = 14

Nd = 28

FM-1 = CAD/HKD 0.1701

SM-1 = CAD/HKD 0.1697

Hedged Index (Inter Month Calculation)

Impact of Hedging (End of Month Calculation)

The impact of hedging calculation below is based on the last working day of the calendar month.

Where: -

Hedged Index (End of Month Calculation)

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Appendix A: Stocks trading on a non-domestic exchange

1.	Stocks Trading on a Non-Domestic Exchange

The price source and nationality of constituent stocks is determined individually (see FTSE Global Equity Index Series Ground Rules). Therefore constituents of a Country Index may price from non-domestic stock exchanges. Thus, a Country Index may reflect price and exchange rate movements when the domestic exchange is closed.

Companies trading in a currency other than the currency of the domestic market or in markets that share currencies with other markets (e.g., Eurozone, Shanghai and Shenzhen stock markets for example) may cause index movements when the market is closed, due to fluctuations in the foreign exchange rate.

FTSE monitors the relative liquidity of the foreign board and domestic quotes of Thai and Malaysian stocks, and uses most liquid line to price constituent stocks. Relative liquidity is assessed and changes implemented as part of the semi-annual regional review.

2.	Pricing of Brazilian Constituents

Constituents of the FTSE Brazil All Cap Index which are priced in lots use the “Quote Lot” size, which may be altered from time to time by the Brazilian Stock Exchange.

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Appendix B: Further information

A Glossary of Terms used in FTSE Russell’s Ground Rule documents can be found using the following link:

http://www.ftse.com/products/downloads/Glossary.pdf

For further information and any other ground rules please visit www.ftse.com , or contact info@ftse.com.

© 2015 London Stock Exchange Group companies. All rights reserved.

London Stock Exchange Group companies includes FTSE International Limited (“FTSE”), Frank Russell Company (“Russell”), MTS Next Limited (“MTS”), and FTSE TMX Global Debt Capital Markets Inc. (“FTSE TMX”). All rights reserved.

“FTSE®”, “Russell®”, “MTS®”, “FTSE TMX®” and “FTSE Russell” and other service marks and trademarks related to the FTSE or Russell indexes are trade marks of the London Stock Exchange Group companies and are used by FTSE, MTS, FTSE TMX and Russell under licence.

All information is provided for information purposes only. Every effort is made to ensure that all information given in this publication is accurate, but no responsibility or liability can be accepted by the London Stock Exchange Group companies nor its licensors for any errors or for any loss from use of this publication.

Neither the London Stock Exchange Group companies nor any of their licensors make any claim, prediction, warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the Indexes or the fitness or suitability of the Indexes for any particular purpose to which they might be put.

The London Stock Exchange Group companies do not provide investment advice and nothing in this document should be taken as constituting financial or investment advice. The London Stock Exchange Group companies make no representation regarding the advisability of investing in any asset. A decision to invest in any such asset should not be made in reliance on any information herein. Indexes cannot be invested in directly. Inclusion of an asset in an index is not a recommendation to buy, sell or hold that asset. The general information contained in this publication should not be acted upon without obtaining specific legal, tax, and investment advice from a licensed professional.

No part of this information may be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without prior written permission of the London Stock Exchange Group companies. Distribution of the London Stock Exchange Group companies’ index values and the use of their indexes to create financial products require a licence with FTSE, FTSE TMX, MTS and/or Russell and/or its licensors.

The Industry Classification Benchmark (“ICB”) is owned by FTSE. FTSE does not accept any liability to any person for any loss or damage arising out of any error or omission in the ICB.

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